EXHIBIT 4.6

DESCRIPTION OF SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

As of December 31, 2023, Bright Mountain Media, Inc., a Florida corporation (“Bright Mountain,” the “Company,” “we,” “us,” or “our”), has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: our common stock.

The following is a description of the material terms of our capital stock as well as other material terms of the our amended and restated articles of incorporation, as amended (the “Articles of Incorporation”), our amended and restated bylaws (the “Bylaws”), and applicable provisions of law. The summary is not complete and is subject to, and is qualified in its entirety by, our Articles of Incorporation and our Bylaws, each of which is filed or incorporated by reference as an exhibit to our Annual Report on Form 10-K for the year ended December 31, 2023 and incorporated herein by reference, and the applicable provisions of the Florida Business Corporation Act (the “FBCA”). You should read our Articles of Incorporation, Bylaws, and the applicable provisions of the FBCA for additional information.

Authorized Capital

Our authorized capital is 324,000,000 shares of common stock, par value $0.01 per share (the “common stock”), and 20,000,000 shares of preferred stock, par value $0.01 per share (the “preferred stock”).

Common Stock

As of December 31, 2023, 172,103,134 and 171,277,959 shares of common stock were issued and outstanding. All outstanding shares of common stock are duly authorized, validly issued, fully paid and non-assessable.

Voting Rights. Holders of common stock are entitled to one vote for each share of common stock. Holders of common stock do not have cumulative voting rights. Subject to the provisions of law and the preferences of any shares of our preferred stock which may then be outstanding, the holders of common stock and the holders of preferred stock shall vote together as a single class on all matters submitted to shareholders for a vote (including any action by written consent).

Dividends. Holders of common stock are entitled to share in all dividends that the board of directors, in its discretion, declares from legally available funds.

Liquidation Rights. Subject to the provisions of law and the preferences of any shares of our preferred stock which may then be outstanding, upon any liquidation, dissolution or winding up of the Company, , whether voluntary or involuntary, after the payment or provision of payment of all debts and liabilities of the Company, the holders of common stock will be entitled to share ratably in the remaining net assets of the Company available for distribution.

Other Rights. Holders of common stock have no conversion, preemptive or other subscription rights, and there are no redemption provisions for the common stock. The rights of the holders of common stock are subject to any rights that may be fixed for holders of preferred stock, when and if any preferred stock is authorized and issued.

Preferred Stock

The Company’s Articles of Incorporation authorize the Board, by resolution, at any time and from time to time, to divide and establish any or all of the shares of preferred stock into one or more series and, to fix and determine the designation of each such share, and its preferences, conversion rights, cumulative, relative, participating, optional, or other rights, including voting rights, qualifications, limitations, or restrictions thereof. The Board has previously designated five series of preferred stock, consisting of 10% Series A Convertible Preferred Stock, 10% Series B Convertible Preferred Stock, 10% Series C Convertible Preferred Stock, 10% Series D Convertible Preferred Stock, 10% Series E Convertible Preferred Stock and 10% Series F Convertible Preferred Stock. As of December 31, 2023, there are no shares of preferred stock issued and outstanding.

Such shares of preferred stock may be convertible into common stock and may be senior to the common stock in the payment of dividends, liquidation, voting and other rights, preferences and privileges. The issuance of shares of preferred stock could adversely affect the holders of common stock. For example, the issuance of preferred stock could be used in certain circumstances to render more difficult or discourage a merger, tender offer, proxy contest or removal of incumbent management. Preferred stock may be issued with voting and conversion rights that could adversely affect the voting power and other rights of the holders of common stock.

Warrants

The Company’s Articles of Incorporation authorize the Company to issue options, warrants and rights for the purchase of shares of any class or series of the Company. The Board, in its sole direction, shall determine the terms and conditions on which the options, warrants or rights are issued, their form and content and the consideration for which, and terms and conditions upon which, the shares are to be issued.

As of December 31, 2023, there were warrants outstanding to purchase an aggregate of 21,362,066 shares of common stock with an exercise price ranging between $0.65 and $1.00 per share. The exercise price is subject to appropriate adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting our common stock and also upon any distributions of assets, including cash, stock or other property to our shareholders. The warrants are exercisable at any time after their original issuance and at any time up to the date that is five years after their original issuance. The holder of a warrant does not have the rights or privileges of a holder of our common stock, including any voting rights, until the holder exercises the warrant.

Anti-Takeover Effects of Certain Provisions of Florida Law

The FBCA contains certain provisions which may have the effect of discouraging or preventing certain change of control or takeover transactions involving the Company. The FBCA permits a corporation to elected to opt out of such provisions in its articles of incorporation or (depending on the provision in question) its bylaws. We have not elected to opt out of these provisions.

Affiliated Transactions. The Company is subject to Section 607.0901 of the FBCA. Section 607.0901 contains an “affiliated transaction” provision that prohibits a publicly-held Florida corporation from engaging in a broad range of business combinations or other extraordinary corporate transactions with an “interested shareholder,” or an interested shareholder’s affiliates or associates, for a period of three years after the shareholder became an interested shareholder, unless, among others:

•prior to the time such person became an interested shareholder, the board of directors approved either the affiliated transaction or the transaction which resulted in the shareholder becoming an interested shareholder;

•upon consummation of the transaction that resulted in the person becoming an interested shareholder, the interested shareholder has owned at least 85% of the corporation’s outstanding voting shares (excluding shares held by directors, officers and certain employee benefit plans); or

•at or after the individual became an interested shareholder, the transaction is approved by the Board, and authorized at an annual or special meeting of shareholders, by the holders of two-thirds of the corporation’s voting shares other than those owned by the interested shareholder.

The above voting requirements do not apply to an affiliated transaction if, among other things, subject to specified qualifications:

•the transaction is approved by a majority of disinterested directors;

•the interested shareholder has beneficially owned at least 80% of the corporation’s outstanding voting shares for at least three years preceding the transaction;

•the interested shareholder is the beneficial owner of at least 90% of the outstanding voting shares;

•the corporation has not had more than 300 shareholders of record at any time during the three years preceding the announcement date; or

•specified fair price and procedural requirements are satisfied.

An “interested shareholder” is generally defined as a person who beneficially owns more than 15% of the corporation’s outstanding voting shares.

Control Share Acquisitions. The Company is also subject to Section 607.0902 of the FBCA. Section 607.0902 prohibits the voting of shares in a publicly-held Florida corporation that are acquired in a “control share acquisition” unless the holders of a majority of the corporation’s voting shares (exclusive of shares held by officers of the corporation, inside directors or the acquiring party) approve the granting of voting rights as to the shares acquired in the control share acquisition or unless the acquisition is approved by the corporation’s Board. A “control share acquisition” is defined as an acquisition that immediately thereafter entitles the acquiring party to vote in the election of directors within each of the following ranges of voting power: (i) one-fifth or more but less than one-third of all voting power; (ii) one-third or more but less than a majority of all voting power; and (iii) more than a majority of all voting power.

Listing

Our common stock is currently quoted for trading on the OTCQB Market under the symbol “BMTM.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is VStock Transfer, LLC, 18 Lafayette Place, Woodmere, NY 11598.